     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2002
                                                      REGISTRATION NO. 333-84960
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 2

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          INSTINET GROUP INCORPORATED
             (Exact Name of Registrant as specified in its charter)

              DELAWARE                               6211                              13-4134098
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                                 3 TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 310-9500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                             PAUL A. MEROLLA, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                          INSTINET GROUP INCORPORATED
                           3 TIMES SQUARE, 10TH FLOOR
                            NEW YORK, NEW YORK 10036
                                 (212) 310-9500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:
                               DAVID LOPEZ, ESQ.
                              SANDRA L. FLOW, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 25, 2002

PROSPECTUS

                             UP TO 5,017,058 SHARES

                                [INSTINET LOGO]

                          INSTINET GROUP INCORPORATED

                                  COMMON STOCK

                             ---------------------

     The selling stockholders identified in this prospectus may offer, from time to time, up to 5,017,058 shares of our common stock. "See Selling Stockholders." We originally issued those shares in private placements, in October 2001 and January 2002, in connection with our acquisition of ProTrader Group, L.P.

     The selling stockholders may sell some or all of their shares from time to time to purchasers directly or through underwriters, broker-dealers or agents. These sales may be in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale, or negotiated prices. If a selling stockholder sells shares through underwriters, broker-dealers or agents, that selling stockholder will be responsible for the underwriters', broker-dealers' or agents' commissions, discounts or concessions. We will not receive any of the proceeds from the sale of these shares.

     The selling stockholders and any broker-dealers or agents that participate in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. As a result, any profit on the selling stockholders' sale of their shares and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     Our common stock trades on the Nasdaq National Market under the symbol "INET". On July 18, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $6.35 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this prospectus is           , 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
WHERE YOU CAN FIND MORE INFORMATION.........................    1
INSTINET GROUP INCORPORATED.................................    3
RISK FACTORS................................................    7
USE OF PROCEEDS.............................................   23
FORWARD-LOOKING STATEMENTS..................................   23
SELLING STOCKHOLDERS........................................   24
PLAN OF DISTRIBUTION........................................   25
IMPACT OF THE PROPOSED MERGER WITH ISLAND ON THE RIGHTS OF
  STOCKHOLDERS..............................................   27
LEGAL MATTERS...............................................   34
EXPERTS.....................................................   34

                             ---------------------

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may obtain further information on the operation of the Public Reference Room by calling the SEC at
(800) SEC-0330. Our SEC filings are also available to the public on the SEC website at http://www.sec.gov. (This uniform resource locator (URL) is an inactive textual reference only and is not intended to incorporate the SEC website into this prospectus.)

     We have filed a registration statement on Form S-3, of which this prospectus is a part, to register with the SEC the common shares that the selling stockholders may offer using this prospectus.

     The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information contained directly in this prospectus or information contained in documents filed with or furnished to the SEC after the date of this prospectus that is incorporated by reference in this prospectus.

     This prospectus incorporates by reference the documents set forth below that we previously have filed with the SEC. These documents contain important information about our company and its financial condition.

   INSTINET GROUP INCORPORATED SEC FILINGS
            (FILE NO. 000-32717)                           PERIOD OR FILING DATE
   ---------------------------------------                 ---------------------
Annual Report on Form 10-K                     Year ended December 31, 2001
Quarterly Report on Form 10-Q                  Period ended March 31, 2002
Definitive proxy materials on Schedule 14A     Filed April 17, 2002
Current Reports on Form 8-K                    Filed February 13, 2002, March 22, 2002,
                                               April 10, 2002, April 22, 2002, June 10,
                                               2002, June 14, 2002 and July 23, 2002
Description of Capital Stock as contained in   Filed May 11, 2001
  Form 8A

     We also incorporate by reference into this prospectus all documents that we may file with the SEC, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of this offering. These documents may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The information contained in these future filings will automatically update and supersede the information contained in this prospectus or incorporated in this prospectus by reference to any previously filed document.

     You may not have been sent some of the documents incorporated by reference, but you can obtain any of them through us as described below, through the SEC or through the SEC's website as described above. You may obtain, without charge, documents incorporated by reference into this prospectus, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus. Requests should be directed to the attention of Investor Relations, Instinet Group Incorporated, 3 Times Square, 10th Floor, New York, New York, 10036, telephone number (212) 310-4595. These documents are also available on our website at http://www.instinet.com. We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this prospectus.

     You should rely only on the information contained or incorporated by reference into this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus. This
prospectus is dated           , 2002. You should not assume that the information
contained in or incorporated by reference into this prospectus is accurate as of any date other than that date.

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

                          INSTINET GROUP INCORPORATED

     We are the largest global electronic agency securities broker and have been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE, and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Our customers primarily consist of institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds, as well as broker-dealers.

     Our global electronic agency securities brokerage business centers almost exclusively on serving the needs of institutional investors and broker-dealers in the global markets for equity securities. We have operations in Europe and Asia and are continuing to grow our global presence. More than 80% of our customers' transactions in U.S. equity securities using our electronic trading systems are generally executed within our internal liquidity pool. We also offer our customers technology (known as smart order-routing technology) that directs their equity securities transactions to either our own liquidity pool or one of the various markets to which we are connected to obtain better execution. In addition to our core execution services, we offer our customers services that enhance their ability to achieve their trading objectives, including extended hours trading, crossing services, block trading and portfolio trading, as well as global clearing and settlement of trades. We are also one of the largest independent providers of research and other brokerage services through soft-dollar or other similar arrangements.

     We were founded in 1969 and, although continuously headquartered in New York since then, were a wholly-owned subsidiary of Reuters Group PLC from May 1987 until our initial public offering in May 2001. Reuters currently owns approximately 83.3% of our outstanding common stock. We opened a London office in 1988 and currently also have offices in Frankfurt, Hong Kong, Paris, Tokyo and Zurich. Our principal offices are located at 3 Times Square, New York, New York 10036. Our telephone number at that address is (212) 310-9500.

                              RECENT DEVELOPMENTS

SECOND QUARTER 2002 RESULTS

     On July 22, 2002, we released our unaudited results, on a preliminary basis, for the second quarter ended June 30, 2002. We reported a net loss of $59.9 million, or $0.24 per share, compared to a net profit of $40.7 million, or $0.18 per share, for the second quarter of 2001. Excluding net investment results, restructuring costs and results from discontinued operations and the related effects, the pro forma operating loss in the second quarter of 2002 was $1.5 million, or $0.01 per share. Our total revenues for the second quarter of 2002 were $268.7 million, a decline of 31.8% from $393.8 million for the second quarter of 2001.

     Our trading volumes in Nasdaq-quoted stocks in the second quarter of 2002 declined 14.0% compared to the comparable period in 2001 to 16.1 billion shares, with a decline in our market share from 15.3% to 13.9% in the second quarter of 2002. Our trading volumes in U.S. exchange-listed stocks in the second quarter of 2002 increased 17.6% compared to the second quarter of 2001 to 3.1 billion shares, while our market share decreased slightly to 2.8%. During the second quarter of 2002, our customers used our systems to execute 27.0 million transactions in U.S. equity securities and 2.0 million transactions in equity securities traded in markets outside the United States, compared to 27.2 million and 1.6 million, respectively, in the comparable period in 2001.

MERGER WITH ISLAND

     On June 9, 2002, we entered into an agreement and plan of merger with Island Holding Company, Inc., the parent company of Island ECN. In this merger, we would combine a newly formed subsidiary of Instinet with Island, resulting in Island becoming our wholly-owned subsidiary. Island is a leading electronic securities marketplace, with a large liquidity pool of orders to buy and sell securities that are published in its marketplace. Island's proprietary technology enables it to offer low cost, rapid and reliable order display and matching services to its customers. For the year ended December 31, 2001, Island had revenue of $166 million and net income of $22 million. As of December 31, 2001, Island's stockholders' equity was $61 million. In the three months ended March 31, 2002, Island's trading volume in Nasdaq-quoted stocks was 12.2 billion shares, and its share of volume in Nasdaq-quoted stocks was 11.1%. (In the same time period, Island's trading volume in U.S. exchange-listed stocks was 1.9 billion shares, and its share of volume in U.S. exchange-listed stocks was 1.8%.)

     In connection with the merger, we expect to pay a $1.00 per share cash dividend to our stockholders of record as of a date prior to the closing of the merger, which would represent a distribution in the aggregate of approximately $249 million. We will not pay this dividend if the merger does not occur. Under the terms of the merger agreement, we would issue shares of our common stock to Island stockholders and would issue substitute options, warrants and stock appreciation rights to holders of Island options, warrants and stock appreciation rights outstanding at the effective time of the merger. The merger agreement sets forth a formula by which we would issue an aggregate number of shares of our common stock to Island stockholders equal to 85 million shares less a number of shares determined by reference to our share price and to Island options, warrants and stock appreciation rights that are exercised or forfeited prior to the merger or converted to equivalent Instinet options, warrants and stock appreciation rights in the merger. We estimate that former holders of Island common shares, options and warrants will become holders of our common stock, options and warrants representing, or having the right to acquire, approximately 25% of our common stock on a fully diluted basis after the merger. Assuming a closing date of July 18, 2002, an average trading price of $6.35 per share for our common stock (the closing price on July 18, 2002), which is then adjusted for an anticipated $1.00 per share cash dividend, and other factors described in the merger agreement, we would issue approximately 78.5 million shares of our common stock to Island's current stockholders and issue options and warrants to purchase approximately 7.7 million additional shares of our common stock in exchange for Island options and warrants.

     The merger is subject to customary closing conditions, including regulatory approvals. Reuters and all of Island's principal stockholders have committed to grant all necessary stockholder approvals. We anticipate that this merger will be completed in the second half of 2002.

     The combined company would be led by a management team consisting of top executives of both Instinet and Island. Edward Nicoll, the current Chairman of Island, would assume the role of Chief Executive Officer. Mark Nienstedt, our current acting President and Chief Executive Officer, and Chief Financial Officer, would serve as President and also continue as Chief Financial Officer. Jean-Marc Bouhelier, currently our Chief Operating Officer, would become the Chief Operating Officer of our global agency brokerage business, and Matthew Andresen, the current Chief Executive Officer of Island, would serve as Chief Operating Officer of our Island subsidiary following the merger. Andre Villeneuve would remain as Chairman of our board. Our board would be increased to include Edward Nicoll and three representatives nominated by some of Island's current stockholders.

     The merger would bring together complementary capabilities in the global equity markets, creating a company that we believe would be better able to serve customer needs. Island has concentrated on program trading, direct access and professional investor customers in the U.S. domestic market, as compared to our focus on large institutions and market makers both in the United States and abroad.

     If the merger occurs, we expect to incur various non-cash charges related to the amortization of identified intangible assets and the conversion of existing Island equity options. In addition, we expect to incur one-time charges to enable us to achieve on-going cost synergies. We expect the merger to deliver synergies as a result of expanded liquidity and cost savings in clearing, technology, facilities and administration. We currently expect these cost savings to amount to approximately $25 million per year on an annualized basis by the end of 2003. Excluding these non-cash costs and one-time charges, we expect the transaction to be accretive to earnings per share by the end of 2003.

     Upon the effectiveness of the merger, amended versions of our certificate of incorporation, bylaws and corporate agreement with Reuters will become operative. We have also entered into voting agreements and stockholders' agreements with Reuters and several Island stockholders. The voting agreements are currently operative while the stockholders agreements will become operative upon the effectiveness of the merger. For more information on the changes to our corporate documents and on the stockholders' and voting agreements, see "Impact of the Proposed Merger with Island on the Rights of Stockholders." We have also agreed to grant registration rights to some of Island's current stockholders. At the same time, we expect that we would modify the registration rights that we have granted to Reuters, and possibly also those of the selling stockholders identified in this prospectus. In addition, current Island stockholders associated with TA Associates, Bain Capital and Silver Lake Partners, who are expected to receive, in the aggregate, approximately 13% of our common stock on a fully diluted basis in the merger (assuming the distribution by Datek described in the next sentence), have agreed not to sell any of these shares during the one-year period following the merger. Datek Online Holdings Corp., Island's former parent and the holder of approximately half the economic interest in Island, currently intends to distribute its interest in Island to its stockholders. If it does not, Datek has also generally agreed not to sell the shares of our common stock that it will receive in the merger during the one-year period following the merger and to sell these shares only in an underwritten public offering during the second year.

RELATIONSHIP WITH REUTERS

     We continue to explore ways to take advantage of the synergies between us and Reuters, as well as our respective capabilities, as part of our effort to provide value-added products and services to our customers in a cost-effective manner. In connection with this effort, we and Reuters have recently embarked on a series of initiatives to expand our relationship. The following are the key components of these initiatives:

     - connecting the full range of our trading facilities to Reuters institutional order entry network (IOE);

     - providing our customers that use Reuters IOE with better access to our trading functionality; and

     - offering preferential terms to customers engaging in new business with us and Reuters.

     The goals of these initiatives are to improve customers' investment and trading performance, increase transactional capabilities for our and Reuters customers and develop further operational efficiencies between Reuters and us. In connection with these initiatives, we have recently entered into various agreements with Reuters and intend to enter into additional agreements.

     Institutional Order Entry System. We have entered into an agreement with Bridge Trading, a wholly-owned broker-dealer subsidiary of Reuters, to participate in its IOE network. This connectivity will give our customers the ability to submit orders to us through the IOE network. We also expect to enter into an agreement with Reuters shortly to develop enhancements to the IOE interface so that customers can better access our proprietary trading functionality. We will pay standard commercial rates for orders we receive through IOE. The agreement will have an initial two-year term and automatically renew annually thereafter.

     NEWPORT(SM). We also plan to adapt our new NEWPORT(SM) (patent pending) program trading application for passive and quantitative fund managers to allow customers to use it to submit trades through IOE. We also plan to design NEWPORT(SM) to use Reuters market data for its various functions that require real-time market information. We expect to enter into agreements with Reuters regarding NEWPORT(SM).

     Market Data. Under our existing data distribution agreement, Reuters has the limited right to be the exclusive data vendor distributing some of our proprietary equity securities data. Some of our information is already made available through various Reuters products and services. In connection with our new initiatives with Reuters, we and Reuters intend to work to expand the information available to include all customer limit orders submitted through our platform.

     Preferred Soft-Dollar Arrangement. We have established a preferred commercial and soft-dollar arrangement for our customers that purchase Reuters products and services. Institutional investors often allocate a portion of their gross brokerage transaction fees -- commonly referred to as soft-dollar credits -- for the purchase of proprietary and independent third-party research products as well as other brokerage services. Under our new arrangement with Reuters, some of our customers would be able to obtain some Reuters products and services on a preferential soft-dollar basis. This would be available to customers who are increasing their level of business with us, Reuters or both.

     We expect to enter into a formal agreement with Reuters with respect to this arrangement. We anticipate that this agreement would have an initial two-year term, automatically renew annually thereafter and be terminable by either party on a change of control of our company, including if Reuters ceases to own a majority of our voting stock. We also expect that Reuters would agree to compensate our sales personnel for new sales of Reuters products and services, and that we would agree to pay Reuters an annual fee for various administrative and marketing services related to training of our personnel.

     Patent Licensing Agreement. We are currently negotiating a licensing agreement with Reuters under which Reuters would grant us a patent license for technology relevant to a feature that we are developing that would allow customers to establish criteria to negotiate trades. We are also negotiating the possibility of additional patents that may be the subject of a cross-licensing relationship between us and Reuters. We expect that this license would continue for the life of the patent, subject to limited termination rights, and would be on commercially reasonable terms.

     Bridge Trading Commission Sharing. We have entered into a commission sharing agreement with Bridge Trading, under which we have agreed to open accounts for some institutional clients that Bridge Trading introduces to us. We have agreed to rebate portions of the commissions these customers pay at a commercially reasonable rate. This agreement is terminable at will by either party.

     Order-Routing in NYSE-Listed Stocks. We also expect to enter into an agreement with Bridge Trading under which we would route orders in NYSE-listed stocks to Bridge Trading for execution. Unlike us, Bridge Trading is a member of the NYSE. We anticipate that this agreement would have an initial two-year term and automatically renew annually thereafter.

FX CROSS

     On May 14, 2002, we entered into a strategic alliance with Citibank, N.A. to operate THE INSTINET FX CROSS(SM), a foreign exchange crossing service that will enable customers to execute large currency transactions anonymously at a transparent market price. We expect that THE INSTINET FX CROSS(SM) will be operational for North American customers in the fourth quarter of 2002 and rolled out for European customers soon thereafter. THE INSTINET FX CROSS(SM) will initially offer two crossing sessions per day in 12 currencies. Citibank, N.A. will act as counterparty to all transactions, which will be executed at CitiFX Benchmark rates.

                                  RISK FACTORS

     You should carefully consider the risks described below and other information contained or incorporated by reference in this prospectus before making a decision to invest in our company. There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. All of these risks may impair our business operations.

                         RISKS RELATED TO OUR INDUSTRY

ECONOMIC, POLITICAL AND MARKET FACTORS BEYOND OUR CONTROL COULD REDUCE DEMAND FOR OUR SERVICES AND HARM OUR BUSINESS

     We earn revenues primarily from securities brokerage and related services and expect to continue to do so. The demand for these services is directly affected by domestic and international factors that are beyond our control, including economic, political and market conditions; unforeseen market closures or other disruptions in trading; the availability of short-term and long-term funding and capital; the level and volatility of interest rates; currency exchange rates; and inflation. Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. The recent economic downturn, as well as the September 11 terrorist attacks, which closed the U.S. equity markets for four days, have led to decreasing trading volumes and prices, decreased capital formation and a more difficult business environment for us. These conditions may continue or worsen, which could have a material adverse effect on our business, financial condition and operating results.

DECREASES IN TRADING VOLUMES OR PRICES COULD HARM OUR BUSINESS AND PROFITABILITY

     Declines in the volume of securities trading and in market liquidity generally result in lower revenues from our brokerage, research and related activities. In addition, our revenues from trading outside the United States are determined on the basis of the value of transactions (rather than the number of shares traded), which are adversely affected by price declines. Our profitability would be adversely affected by a decline in our revenues because a significant portion of our costs are fixed. The recent decline in trading volumes and prices has had, and may continue to have, a significant adverse effect on our business, financial condition and operating results. Our competitors with more diversified business lines might withstand these decreases better than we would.

WE OPERATE IN A HIGHLY REGULATED INDUSTRY, WHICH MAY LIMIT OUR ACTIVITIES

     The securities markets and the brokerage industry in which we operate are highly regulated. In our case, the impact of regulation extends beyond "traditional" areas of securities regulation, such as disclosure and prohibitions on fraud and manipulation by market participants, to the regulation of the structure of markets. We are subject to regulation as a securities broker, as an alternative trading system (ATS) and electronic communications network (ECN), and as an operator of a clearing business for our own customers and third parties. Many of the regulations applicable to us may have the effect of limiting our activities, including activities that might be profitable.

REGULATORY CHANGES COULD ADVERSELY AFFECT OUR BUSINESS

     The securities industry has been subject to several fundamental regulatory changes, including changes in the rules of the SEC and of self-regulatory organizations such as the NYSE and the NASD. In the future, the industry may become subject to new regulations or changes in the interpretation or enforcement of existing regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business. Although regulatory changes can affect all aspects of our business, the markets for equity securities have been subject to the most significant regulatory changes. Our activities as an agency broker in equity securities are the principal source of our revenues and profits.

     Recent and proposed regulatory changes that have had or could have a significant effect on our equity securities business include the following:

     - Nasdaq's expanded SuperSoes order execution system has caused, and may continue to cause, us to receive fewer orders in Nasdaq-quoted stocks, which are the largest component of our equity securities business. In addition, SuperSoes has resulted, and may continue to result, in fewer of the orders we receive being executed in our liquidity pool.

     - The NASD's recent rule changes creating a new trading platform for Nasdaq, generally referred to as SuperMontage, which are currently expected to be implemented beginning around the third quarter of 2002, could also cause us to receive fewer orders in Nasdaq-quoted stocks and also could cause fewer of the orders we receive to be executed in our liquidity pool. We have not yet determined whether to participate in SuperMontage, but if we do, certain features of its fee structure could place us at a cost disadvantage to other users, which could have a negative effect on our profitability and competitiveness. If we do not join SuperMontage, it is possible that SuperMontage may have an even greater impact on our order flow or other business related to Nasdaq-quoted stocks. We are unable to predict accurately at this time the impact SuperMontage will have on our business.

     - The NASD's recent proposal for the creation of an alternative display facility (ADF) to display quotations and collect trade data for parties (such as ECNs) trading outside a registered securities exchange does not generally provide for order execution or routing services. As a result, ADF market participants themselves would be required to provide NASD member broker-dealers with electronic access, either directly or indirectly, to their quotations, which could create significant additional costs for those participants. The ADF fee structure as currently proposed does not provide for market data revenue sharing and proposes certain fees that could fall disproportionately on ECNs, further increasing its cost for participants (including us). The proposed ADF rules regarding indirect access also may, as a practical matter, force participants to adopt uniform rate structures for some services, which could have a negative effect on participants' revenue. It is unclear when and in what form the ADF might be implemented and whether the ADF, as currently contemplated, would prove to be a viable marketplace. We are unable to predict accurately at this time the impact the NASD's proposed ADF would have on our business.

     - The introduction of decimalization in April 2001 -- the quoting of stock prices in dollars and cents rather than in dollars and fractions of a dollar (such as 1/8 or 1/16) -- has had, and may continue to have, a negative effect on the profitability of our broker-dealer customers, which has resulted, and may continue to result, in our receiving fewer orders from those customers. Decimalization has also reduced, and may continue to reduce, our order flow by increasing the likelihood that traditional broker-dealer firms will try to execute orders internally rather than route them to external market centers for execution. In addition, the negative effect on broker-dealer profitability has resulted, and may continue to result, in some market makers moving from a business model in which they trade as principal for their own account to an agency business model, which may increase our competition.

     - The SEC's recently expanded interpretation of Section 28(e) of the Exchange Act allowing institutional investors to generate "soft-dollar" credits -- by allocating a portion of their gross brokerage transaction fees for research and other brokerage services -- from certain transactions executed through broker-dealers on a "riskless" principal basis, rather than only on an agency basis (which is how we execute transactions), could increase competition for those customers in our equity brokerage business.

     - The SEC has implemented rules requiring many market participants, including us, to make detailed public disclosure regarding orders in equity securities and order routing practices. We cannot predict what impact these rules will have on the number and size of orders we receive from customers.

     - The NYSE's rule change allowing its member firms to execute transactions in NYSE-listed stocks during market hours off the floor of the NYSE could reduce our order flow in NYSE-listed stocks if traditional broker-dealers execute orders in market centers other than ours.

     - Changes in the Intermarket Trading System, such as restrictions on our access to the system, requirements to use the system to publish quotations, the threatened withdrawal of the NYSE from the system or the elimination of the system in its entirety, could adversely affect our ability to attract business in NYSE-listed stocks.

     - The SEC is currently considering, and we are periodically in discussions with it regarding, other important issues, such as the fees ECNs charge, including access fees, the levels of those fees and the criteria for customers' access to an ECN's system. Some of these deliberations and discussions are ongoing, and we are unable to predict their outcome. We also continue to evaluate our services and the fees we charge for them. Future SEC rules or interpretations regarding any of these issues could have a significant and material impact on our equity securities business.

     - The NASD has proposed changes in its fee structure that would impose a fee on all transactions in Nasdaq-quoted stocks regardless of where those transactions occur. In addition, in order to assess this fee, the NASD would require NASD members not using Nasdaq's Automated Confirmation Transaction (ACT) service to otherwise report all of their transactions in Nasdaq-quoted stocks. We are unable to predict what impact these fee changes and required reporting would have on our business.

     - The SEC's Division of Market Regulation has issued a series of "no-action" letters to us over a number of years verifying and extending our status as an ECN. The most recent "no-action" letter is valid until January 6, 2003. The Division's "no-action" position is subject to our continuing to satisfy certain conditions, including those regarding our systems capacity, fair access for participants and a limitation on our maximum fees. See "Risks Related to Our Business -- Insufficient Systems Capacity or Systems Failures Could Harm Our Business." We are in discussion with the Division from time to time regarding these issues, and we cannot assure you that the Division will continue to extend its "no-action" position. An adverse change in the Division's position could interfere with our ability to act as an ECN and thereby have a material adverse effect on our business, financial condition and operating results.

INTERNATIONAL REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

     The financial services industry, including the securities brokerage business, is heavily regulated in many jurisdictions outside the United States. We are required to comply with the regulatory regime of each country in which we conduct business, as well as the regulations of each exchange of which we are a member. The varying requirements of these jurisdictions may adversely affect our business or limit our ability to expand our international operations. We may not be able to obtain the necessary regulatory approvals for planned expansion; if approvals are obtained, they may impose restrictions on our business; or we may not be able to continue to comply with the terms of the approvals or applicable regulations. In addition, in many countries, the regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact regulatory requirements. Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a materially adverse effect on our operations in that market and on our reputation generally. Changes in regulations or changes in the interpretation or enforcement of existing regulation outside the United States may adversely affect or limit our business or operations and adversely affect our financial condition and operating results.

WE FACE SUBSTANTIAL COMPETITION THAT COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     The financial services industry generally, and the securities brokerage business in which we engage in particular, is very competitive, and we expect competition to intensify in the future. Many of the financial service providers with which we compete are well-capitalized and substantially larger than we are and have substantially greater financial, technical, marketing and other resources. Many of them offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities. Consolidation and alliances within the industry have resulted, and may continue to result, in increasingly intense competition. Outside the United States, in addition to our U.S. competitors with international capabilities, we compete with non-U.S. banks and other financial institutions that may also have long-standing, well-established and, in some cases, dominant positions in their trading markets. If we are not able to compete successfully in the future, our business, financial condition and operating results could be adversely affected.

     We compete with Nasdaq as a trading venue for Nasdaq-quoted stocks. The NASD regulates the activities of our U.S. broker-dealer subsidiaries, has a significant ownership interest in Nasdaq and owns the NASDR, which regulates and polices the Nasdaq market. The NASD, either directly or through these subsidiaries, is thus able to propose, and often obtain, SEC approval of rule changes that we believe can be to Nasdaq's competitive benefit as a securities marketplace and our competitive disadvantage.

     A number of our competitors have applied for status as a national securities exchange, and one has been approved to serve as a facility of an exchange. Competitors that receive status as national securities exchanges, or that enter into arrangements to operate as facilities of national securities exchanges, will gain direct access to the National Market System and the Intermarket Trading System, which will enable them to publicly display orders in NYSE-listed stocks and make those orders available for execution. In addition, these exchanges will become self-regulatory organizations, no longer subject to NASD regulations. Nasdaq has also applied for status as a for-profit exchange. By operating as an exchange with SuperMontage as its trading platform, Nasdaq is continuing to evolve as a direct competitor of ATSs, including Instinet, which could negatively impact our business, financial condition and operating results. Nasdaq is currently considering the fee structure it would introduce as an independent, for-profit exchange. We are unable to predict what fee changes Nasdaq might propose or eventually implement, but Nasdaq's fee structure may have a significant impact on our equity securities business, financial condition and operating results.

     We have experienced intense price competition in our equity securities business in recent years. Some of our competitors may have more modern technology and a broader range of services and, therefore, may be able to offer brokerage services to customers at lower prices than we can. As a result of this price competition, we have experienced a decline in both market share and revenue and have aggressively reduced pricing for our U.S. broker-dealer customers. We anticipate that these pricing changes will cause the transaction fee revenue we receive from this customer group to decline significantly, even if their volumes increase. As a result of these pricing changes, we have taken, and will continue to take, actions to reduce costs, which may include reducing our staff levels and restructuring some of our non-core businesses, among other alternatives. Largely as a result of these pricing changes and a restructuring charge related to our cost reduction actions, we reported a net loss of $34.7 million, or $0.14 per share, for the first quarter of 2002. We expect intense competition to continue, and if it does so or intensifies, we could lose further market share and revenue.

OUR INABILITY TO MANAGE THE RISKS OF INTERNATIONAL OPERATIONS EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS

     We have operations in Europe and Asia, and there are a number of risks inherent in doing business in international markets, including the following:

     - less developed technological infrastructures and generally higher costs, which could result in lower customer acceptance of our services or customers having difficulty accessing our electronic marketplace;

     - less automation in clearing and settlement systems, resulting in higher expenses and increased operational difficulties (including an increased risk of transactional errors and failure to complete customers' transactions);

     - difficulties in recruiting and retaining personnel, and managing international operations;

     - reduced protection for intellectual property rights;

     - seasonal reductions in business activity during the summer months; and

     - potentially adverse tax consequences.
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

Our inability to manage these risks effectively could adversely affect our business, financial condition and operating results.

     Our international operations also expose us to the risk of fluctuations in currency exchange rates. If our risk management strategies relating to exchange rates prove ineffective, we could suffer losses that would adversely affect our financial condition and operating results.

REGULATORY NET CAPITAL REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO CONTINUE TO CONDUCT OR EXPAND OUR BUSINESS OPERATIONS OR TO PAY DIVIDENDS

     Our broker-dealer subsidiaries are subject to stringent rules with respect to the maintenance of specific levels of net capital by regulated broker-dealers, including the SEC's net capital rule. The failure by one of these subsidiaries to maintain its required net capital may lead to suspension or revocation of its registration by the SEC and its suspension or expulsion by the NASD or other U.S. or international regulatory bodies, and ultimately could require its liquidation. In addition, changes in net capital regulation or a significant operating loss or any unusually large charge against the net capital of one of our broker-dealer subsidiaries could limit its operations, particularly those, such as correspondent clearing, that are capital intensive. A large charge to the net capital of one of these subsidiaries could result from an error or other operational failure or a failure of a customer to complete one or more transactions, including as a result of that customer's insolvency or other credit difficulties. Our inability to maintain our present levels of business or to expand as a result of the net capital rules could have a material adverse effect on our business, financial condition and operating results. The net capital rules also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which could limit our ability to pay cash dividends, repay debt or repurchase shares of our outstanding stock.

                         RISKS RELATED TO OUR BUSINESS

INSUFFICIENT SYSTEMS CAPACITY OR SYSTEMS FAILURES COULD HARM OUR BUSINESS

     We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations. Heavy use of our computer systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. We also cannot assure you that our recent headcount reductions as part of our cost-cutting initiatives will not impact our ability to respond to system problems. Our status as an SEC-recognized ATS requires that our trade execution and communications systems be able to handle anticipated present and future peak trading volumes. In addition, the status of our subsidiaries as SEC-registered broker-dealers and NASD members is conditioned in part on their ability to process and settle trades. If any of our systems do not operate properly or are disabled, that ability could be compromised and we could suffer financial loss, liability to clients, regulatory intervention or reputational damage.

     To accommodate estimated potential increases in order message volume and trading volume, including as a result of the growth in our business, the trading practices of new and existing clients, the development of new and enhanced trading system functionalities, sub-penny pricing, regulatory changes such as decimalization and the commencement of operations of SuperMontage, we have made and will continue to make significant investments in additional hardware and software. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. System failure or degradation could result in regulatory inquiries or proceedings, and could also lead our customers to file formal complaints with industry regulatory organizations, file lawsuits against us, trade less frequently through us or cease doing business with us altogether. In connection with its annual examination of the capacity of market participants, the SEC's Division of Market Regulation has from time to time raised issues regarding the adequacy of our capacity, our testing of capacity limits and our plans for increasing capacity. The inability of our systems to accommodate an increasing volume of transactions and order messages could also constrain our ability to expand our businesses.

     In the past, we have experienced periods of extremely high trading volume in the equity securities markets. On a few occasions during these periods, the volume of trading activity has caused a slowing of our trade allocation and related systems. Sustained periods of high trading volumes in the past have enabled us to identify specific areas of vulnerability in our transaction processing systems. These or similar events could interfere with our customers' ability to settle trades through us or prevent us from satisfying our responsibilities to clearing and settlement organizations and could result in financial exposure or regulatory action. We have been addressing each of these areas and upgrading our systems as necessary, but we cannot assure you that a similar slowing of our trade allocation systems will not occur again in the future.

     As a result of the September 11 terrorist attacks, we lost one of our three core data centers, which had been located in the World Trade Center. The remaining two core data centers support our trading and execution systems, clearing and settlement operations and customer interfaces. If one of these remaining data centers were to be damaged, disabled or otherwise fail or experience difficulties, it may be more difficult for us to continue operating without disruption to our services.

     Our electronic systems could be adversely affected by general power or telecommunications failures, computer viruses or natural or other disasters (including terrorist attacks). They are also vulnerable to damage or failure due to human error and sabotage (both external and internal). The loss of support services from third parties could also have a material adverse effect on our electronic systems.

SHIFTS IN OUR BUSINESS MIX MAY DECREASE OUR PROFITABILITY AND NET INCOME

     Changes in the mix of customers we serve (large institutional investors, portfolio managers, hedge funds and broker-dealers) and in the use of our trading system by our customers can materially affect our profitability and net income. A substantial portion of our trading volume is derived from our broker-dealer customers. In the second half of 2001, we experienced a significant decline in volumes from these customers, resulting in lower market share, particularly for Nasdaq-quoted shares. A shift in our customer mix toward fewer broker-dealers or a further decline in the use of our trading system by broker-dealers could reduce the depth and breadth of our liquidity pool, which could reduce its attractiveness to our customers and adversely affect our trading volumes, operating results and financial condition.

IF WE FAIL TO INTRODUCE NEW SERVICES AND SERVICE ENHANCEMENTS AND ADAPT OUR TECHNOLOGY IN A TIMELY MANNER, WE MAY BE UNABLE TO COMPETE EFFECTIVELY

     Our business environment is characterized by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If we are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards, we will be less competitive, which could have a material adverse effect on our business, financial condition and operating results. In addition, new services that we may develop and introduce may not achieve market acceptance.

DECREASES IN OUR AVERAGE TRANSACTION SIZE HAVE REDUCED, AND MAY CONTINUE TO REDUCE, OUR PROFITABILITY ON A PER TRANSACTION BASIS

     In recent years, although the number of customer transactions in U.S. equity securities that have been executed through our systems has increased, the average size of those transactions has declined, decreasing from 1,575 shares per transaction in 1996 to 782 shares per transaction in 2001. This decline has caused our average revenue per transaction to decrease. As a result, our profitability and margins on a per transaction basis have decreased. We expect average revenue per transaction to continue to decline in the future.

OUR INABILITY TO ADJUST OUR COST STRUCTURE IF REVENUES DECLINE SUDDENLY COULD ADVERSELY AFFECT OUR RESULTS

     Our expense structure is based on historical expense levels and historical and expected levels of demand for our services. If demand for our services and our resulting revenues should decline suddenly (as occurred in the second half of 2001 and the first quarter of 2002), we may be unable to adjust our fixed cost base on a timely basis, which could have a material adverse effect on our operating results and financial condition.

COSTS RELATED TO OUR NEW BUSINESS DEVELOPMENT EFFORTS AND INVESTMENTS IN TECHNOLOGY MAY CONTINUE TO ADVERSELY AFFECT OUR PROFITABILITY AND NET INCOME

     Our net income declined in 1999 from 1998 and has remained below the 1998 level. These results are due in part to the significant costs associated with our efforts to strengthen, expand and diversify our business and enhance our technology since 1998. Our new business activities, the expansion of our services and technological innovations may require significant expenditures over long periods of time before they generate substantial revenues. Unless and until these activities generate revenues proportionate to these expenditures, our operating margins and profitability will be adversely affected.

WE DEPEND ON OUR EXECUTIVE OFFICERS AND KEY PERSONNEL

     Our future success depends, in significant part, upon the continued service of our executive officers, as well as various key sales, trading and technical personnel. The loss of these key people could have a material adverse effect on our business, financial condition and operating results. We also cannot assure you that our recent management changes and headcount reductions will not have a material adverse effect on our business, financial condition and operating results.

     Our future success also will depend in significant part on our ability to recruit and retain highly skilled and often specialized individuals as employees, particularly in light of the rapid pace of technological advances. The level of competition in our industry for people with these skills is intense, and from time to time we have experienced losses of key employees. Significant losses of key personnel, particularly to other firms with which we compete, could have a material adverse effect on our business, financial condition and operating results.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH EFFECTIVELY

     We have experienced significant growth in our business activities over the last five years including:

     - our expansion in international markets; and

     - new business initiatives, such as our correspondent clearing operations.

This growth has placed, and is expected to continue to place, a significant strain on our management and resources.

     Our growth required increased investment by us in facilities, personnel, and financial and management systems and controls. It also has required expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we needed to integrate, train and manage a growing employee base. Our expansion in recent years has increased our need for internal audit and monitoring processes that are more robust and broader in scope than those we have historically required. We may not be successful in implementing all of the processes that are necessary. Unless our growth results in an increase in our revenues that is proportionate to the increase in our associated costs, our operating margins and profitability will be adversely affected.

FINANCIAL OR OTHER PROBLEMS EXPERIENCED BY THIRD PARTIES, INCLUDING CUSTOMERS, TRADING COUNTERPARTIES, CLEARING AGENTS AND EXCHANGES, COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

     We are exposed to credit risk from third parties that owe us money, securities or other obligations. These parties include our customers, trading counterparties, clearing agents, exchanges and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Although we believe we have no obligation to do so, we generally settle trades with a counterparty even if our customer fails to meet its obligations to us.

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

     We are exposed to substantial credit risk from both parties to a securities transaction during the period between the transaction date and the settlement date. This period is three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, we have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. Adverse movements in the prices of securities that are the subject of these open transactions can increase our credit risk. Credit difficulties or insolvency or the perceived possibility of credit difficulties or insolvency of one or more large or visible market participants could also result in market-wide credit difficulties or other market disruptions whereby a large number of market participants may not settle transactions or otherwise perform their obligations. Credit losses could adversely affect our financial condition and operating results.

WE MAY HAVE DIFFICULTY MANAGING OUR ACQUISITIONS SUCCESSFULLY

     To achieve our strategic objectives, we have acquired or invested in, and in the future may seek to acquire or invest in, other companies or businesses. Acquisitions entail numerous risks, including the following:

     - difficulties in the assimilation of acquired operations and products;

     - diversion of management's attention from other business concerns;

     - assumption of unknown material liabilities;

     - failure to integrate successfully any operations, personnel, services or products that we acquire;

     - failure to achieve financial or operating objectives;

     - impairment of certain acquired intangible assets, which would reduce future reported earnings; and

     - potential loss of customers or key employees of acquired companies.

Failure to manage our acquisitions to avoid these risks could have a material adverse effect on our business, financial condition and operating results. For a discussion of risks associated with our merger with Island, see "Risks Related to Our Merger with Island."

WE MAY HAVE DIFFICULTY MANAGING OUR JOINT VENTURES AND ALLIANCES SUCCESSFULLY

     We seek to expand or enhance some of our operations from time to time by forming joint ventures or alliances with various strategic partners throughout the world. Entering into joint ventures and alliances entails risks, including:

     - difficulties in developing and expanding the business of newly formed joint ventures;

     - exercising influence over the activities of joint ventures in which we do not have a controlling interest; and

     - potential conflicts with our joint venture or alliance partners.

Unsuccessful joint ventures or alliances could have a material adverse effect on our business, financial condition and operating results.

OUR COMPLIANCE SYSTEMS MIGHT NOT BE FULLY EFFECTIVE

     Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. We cannot assure you that these systems and procedures are fully effective. We also cannot assure you that our recent headcount reductions as part of our cost-cutting initiatives will not reduce the effectiveness of these systems and procedures. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which can be substantial. Any of these could adversely affect our business, reputation, financial condition and operating results and, in extreme cases, our ability to conduct our business or portions thereof.

OUR RISK MANAGEMENT METHODS MIGHT NOT BE FULLY EFFECTIVE

     Our policies and procedures to identify, monitor and manage our risks may not be fully effective and may vary among our various businesses and subsidiaries worldwide. Some of our risk management methods depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. The new business initiatives that we have recently launched or acquired, such as our correspondent clearing operations and the activities of our ProTrader subsidiary, may require different oversight procedures than those we have employed in the past. We cannot assure you that our recent headcount reductions as part of our cost-cutting initiatives will not reduce the effectiveness of our risk management policies and procedures. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING IF WE NEED IT

     Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, we have satisfied these needs from internally generated funds and from lines of credit made available to us by commercial banking institutions. Prior to our initial public offering, Reuters had issued non-binding, short-term letters to certain of these institutions confirming its ownership of us and indicating that if we were to default under the relevant facility, Reuters would consider, without any obligation, requests by these institutions for compensation. Reuters has withdrawn these letters and advised us that it will not issue any additional letters in the future, and we will thus not have the benefits of these letters.

     Based on management's experience and current industry trends, we anticipate that our available cash resources (including the remaining proceeds from our recent initial public offering) will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, if for any reason we need to raise additional funds, we may not be able to obtain additional financing when needed on terms favorable to us. For a discussion of the dividend we expect to pay in connection with the merger, see "Risks Related to Our Merger with Island -- We May Not Be Able to Pay the Anticipated Dividend." In addition, so long as Reuters owns a majority of our common stock, we will need Reuters consent to incur net indebtedness (indebtedness for borrowed money less cash on hand) in excess of an aggregate of $400 million, excluding any indebtedness incurred by us in the ordinary course of our brokerage or similar business or in connection with our clearing of securities trades or our obligations to securities exchanges or clearing systems. We cannot assure you that we will receive Reuters consent to incur indebtedness above this amount in the future if we need to do so for any reason.

WE DEPEND ON THIRD PARTY SUPPLIERS FOR KEY SERVICES

     We rely on a number of third parties to supply elements of our trading, clearing and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical services in the event of an interruption in or the cessation of service by an existing service provider, our business, financial condition and operating results could be materially adversely affected.

     In particular, we depend largely on the services of Radianz for the telecommunications network that connects us with our customers. Radianz, a joint venture between Reuters and Equant Finance B.V. that is 51% owned by Reuters, provides these services to us pursuant to an agreement it has entered into with

Reuters. We are not a party to this agreement. Therefore, although we have rights under this agreement, we must rely on Reuters to enforce this agreement in the event of any breach by Radianz, but Reuters has no legal obligation to do so. Disruptions in Radianz' network services to us, including as a result of the termination of the agreement between Reuters and Radianz, or its inability to continue to support our business, would have a material adverse effect on our business, financial condition and operating results.

OUR CLEARING OPERATIONS COULD EXPOSE US TO POTENTIAL LIABILITY

     Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by us on behalf of customers and broker-dealers, could lead to civil penalties imposed by applicable regulatory authorities, as well as losses and liability in related lawsuits brought by customers and others. Any liability that arises as a result of our clearing operations could have a material adverse effect on our business, financial condition and operating results.

     Securities industry regulators in the United States are currently reviewing the extent to which clearing firms will be held accountable for the improper activities of broker-dealers for which they provide clearing services. In our correspondent clearing activities, our procedures may not be sufficient to protect us from liability for the acts of broker-dealers or other wholesale customers that use our correspondent clearing services under current laws and regulations. Securities industry regulators may also enact more restrictive laws or regulations or change their interpretations of current laws and regulations.

EMPLOYEE MISCONDUCT OR ERRORS COULD HARM US AND ARE DIFFICULT TO DETECT AND
DETER

     Employee misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers or improper use of confidential information.

     Employee errors in recording or executing transactions for customers can cause us to enter into transactions that customers may disavow and refuse to settle. These transactions expose us to risk of loss, which can be material, until we detect the errors in question and unwind or reverse the transactions. As with any unsettled transaction, adverse movements in the prices of the securities involved in these transactions before we unwind or reverse them can increase this risk.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY

     We have experienced, and may continue to experience, significant seasonality in our business. This seasonal trend may continue for the foreseeable future and similar trends may affect our business, financial condition and operating results in the future. As a result of this and the other factors and risks discussed in this section and under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our annual report on Form 10-K and quarterly reports on Form 10-Q incorporated by reference in this prospectus, period-to-period comparisons of revenues and operating results are not necessarily meaningful, and the results of any quarter are not necessarily indicative of results for any future period.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

     We rely primarily on trade secret, copyright, trademark and patent law to protect our proprietary technology. However, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

     In addition, in the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could negatively affect our business.

USE OF THE INTERNET TO ACCESS OUR SERVICES COULD EXPOSE US TO RISKS OF FAILURE OF INTERNET PERFORMANCE AND ADVERSE CUSTOMER REACTION

     Our business has traditionally been conducted with our customers through the use of proprietary networks for the execution of trades and the communication of information. To achieve better economies of distribution or to improve the delivery of our services to our customers, we are moving a portion of our business from our proprietary networks to non-proprietary networks and the Internet. This may subject us to additional costs. In addition, existing and prospective customers may react unfavorably to these changes due to their concerns regarding the security, reliability, cost, ease of use, accessibility and quality of service of the Internet or other systems.

THE SERVICES WE PROVIDE TO PROFESSIONAL NON-INSTITUTIONAL TRADERS MAY INCREASE OUR EXPOSURE TO PRIVATE SECURITIES LITIGATION

     Many aspects of the securities brokerage business, including on-line trading services, involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action suits that generally seek substantial damages, including in some cases punitive damages. The services we provide to professional non-institutional traders through our ProTrader subsidiary may subject us to a greater risk of customer complaints, litigation and potential liability, including with respect to suitability and delays or errors in execution or settlement. Any litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

                RISKS RELATING TO OUR RELATIONSHIP WITH REUTERS

REUTERS HAS SIGNIFICANT CONTROL OVER US AND MAY NOT ALWAYS EXERCISE ITS CONTROL IN A WAY THAT BENEFITS OUR PUBLIC STOCKHOLDERS

     Reuters beneficially owns approximately 83.3% of our common stock. Under our existing certificate of incorporation, for as long as it continues to beneficially own more than 50% of our common stock, Reuters will control all matters that require a stockholder vote. These matters include the election of directors and the removal of directors without cause, as well as mergers, acquisitions and other business combinations. In addition, Reuters exercises a significant amount of influence over corporate matters, such as payment of dividends and stock issuances, and over our management, business activities and operations. Currently, four of our directors are also officers, former officers or directors of Reuters. In addition, if we are deemed to supply news services at a time when Reuters beneficially owns more than 50% of our common stock, we will be required to adhere to certain principles relating to integrity, independence, reliability and freedom from bias which apply to Reuters generally. If applicable, these principles may influence how we conduct our business. In addition, to the extent that these principles apply, they may affect Reuters ability to enter into a transaction that would effect a change of control of our company.

     Our existing certificate of incorporation and our corporate agreement with Reuters also include provisions that provide Reuters with rights, including when it beneficially owns less than a majority of our voting stock, that may be less favorable to you and us than the corporate law governing these matters would be in the absence of these provisions. These provisions include the right, when Reuters beneficially owns between 35% and 50% of our voting stock, to block some issuances of equity securities and some dispositions and acquisitions of assets or businesses exceeding specified thresholds.

     In addition, we have agreed with Reuters not to take any action that would violate a stock exchange rule or similar requirement applicable to Reuters, or that would result in adverse tax consequences for Reuters as a result of its relationship with us. Reuters substantial ownership position could also limit our ability to enter into a transaction that involves a change of control, which might adversely affect the market price of our common stock.

     For a discussion of additional risks associated with Reuters rights following the merger, see "Risks Related to Our Merger with Island -- In Connection with the Merger, We Have Entered into Arrangements that Will Increase the Rights of Some Stockholders."

REUTERS MAY HAVE INTERESTS THAT CONFLICT WITH THE INTERESTS OF OUR OTHER STOCKHOLDERS AND US AND MAY CAUSE US TO FOREGO OPPORTUNITIES

     Various conflicts of interest between Reuters and us may arise in the future in a number of areas relating to our business and relationships, including the following:

     - potential competitive business activities;

     - potential acquisitions of businesses or properties;

     - incurrence of indebtedness;

     - tax matters;

     - financial commitments;

     - marketing functions;

     - indemnity arrangements;

     - service arrangements; and

     - the exercise by Reuters of control over our management and affairs.

     Individuals who are officers or directors of us and either Reuters or one of its other subsidiaries may have fiduciary duties to both companies. Our certificate of incorporation includes provisions confirming Reuters right to engage in activities that compete with us and relating to the allocation of business opportunities between Reuters and us. The resulting situation may be more advantageous to Reuters than the corporate law governing those opportunities would be in the absence of those provisions.

     Reuters is not prohibited from engaging in our lines of business, including brokerage and research, and may directly or indirectly compete with us in the future. Bridge Trading, a Reuters subsidiary, is a broker-dealer that competes with us, primarily in the area of NYSE-listed stocks and in the soft-dollar business.

SOME OF OUR AGREEMENTS WITH REUTERS MAY NOT BE THE RESULT OF ARMS-LENGTH NEGOTIATIONS BETWEEN INDEPENDENT PARTIES

     We have entered into a number of commercial agreements with Reuters. Some of these agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. Accordingly, we cannot assure you that the terms of those agreements, including pricing and other material terms, are as advantageous to us as the terms we could have negotiated with unaffiliated third parties.

       RISKS ASSOCIATED WITH PURCHASING OUR COMMON STOCK IN THIS OFFERING

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE CORPORATE LAW COULD MAKE A TAKE-OVER MORE DIFFICULT, COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK OR DEPRIVE YOU OF A PREMIUM OVER OUR MARKET PRICE

     Our certificate of incorporation and bylaws and the laws of Delaware (the state in which we are organized) contain provisions that might make it more difficult for someone to acquire control of us in a transaction not approved by our board of directors. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders.

     Thus, the board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring, or preventing a change of control of our company, because the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of our stockholders.

     The existence of these provisions could adversely affect the market price of our common stock. Although these provisions do not have a substantial practical significance to investors while Reuters controls us, these provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should Reuters voting power decrease to less than 50%.

FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     As of May 31, 2002, there were 248,738,970 shares of our common stock outstanding. Of this amount, 206,900,000 shares are owned beneficially by our parent, Reuters. Reuters will be able to sell its shares in the public markets from time to time, subject to certain limitations on the timing, amount, and method of such sales imposed by SEC regulations. We have also granted Reuters (and its transferees) rights to demand registration of their shares and to include their shares in future registration statements. If Reuters were to sell a large number of its shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by Reuters might occur could also adversely affect the market price of our common stock.

     In May 2001, we filed a registration statement on Form S-8 under the Securities Act with respect to up to 33,715,500 shares of our common stock that are reserved for issuance pursuant to our stock option plan. As a result, shares received by employees upon exercise of their options will be eligible for resale by the holders in the public markets, subject to certain lock-up agreements and Rule 144 limitations applicable to affiliates. We may file a registration statement permitting resale of these shares by affiliates. In the future, we may issue our securities in connection with acquisitions or investments. The amount of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding common stock not held by Reuters. For a discussion of the risks associated with the shares we expect to issue in the merger and various associated rights, see "Risks Related to Our Merger with Island -- Future Sales of Our Shares Could Adversely Affect the Market Price of Our Common Stock."

                    RISKS RELATED TO OUR MERGER WITH ISLAND

WE MAY FAIL TO INTEGRATE OUR AND ISLAND'S OPERATIONS SUCCESSFULLY

     We cannot assure you that we will realize the benefits we expect as a result of the merger, including cost savings, when anticipated or at all. Achieving these benefits will depend on many factors, including the successful and timely integration and, in some cases, the consolidation of the products, technology, operations and administrative functions, of two companies that have previously operated separately. These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of our and Island's products. The merger will present a number of challenges to us, including:

     - the integration of computer and communications systems;

     - the assimilation of new operations;

     - the ability of our combined management to oversee and manage the new combined company effectively;

     - the integration of personnel;

     - the retention of key personnel;

     - the implementation of adequate compliance and risk management methods for new operations; and

     - the retention of customers.

     Failure to achieve a successful and timely integration of our and Island's operations could result in our loss of existing or potential customers and could result in an increase in costs or a loss of revenues and may have a material adverse effect on our business, financial condition and operating results. Integration efforts between the two companies will require management to dedicate substantial efforts to the integration, which could divert management's focus and resources from other strategic opportunities and from operations during the integration process, which could have an adverse effect on our business during the transition period.

WE WILL INCUR SIGNIFICANT TRANSACTION COSTS AS A RESULT OF THE MERGER

     We and Island expect to incur significant one-time transaction costs related to the merger. These transaction costs include investment banking, legal and accounting fees and expenses, employee benefit expenses, filing fees, printing expenses and other related charges. We may also incur additional unanticipated transaction costs in connection with the merger. A portion of the transaction costs related to the merger will be incurred regardless of whether the merger is completed.

DELAY IN THE CLOSING OF THE MERGER MAY ADVERSELY AFFECT US AND ISLAND

     The merger is subject to satisfaction of numerous conditions, including receipt of required regulatory clearances and approvals. Delay in our ability to complete the merger, including any delay in connection with obtaining these clearances or approvals, will:

     - delay the integration of our and Island's businesses;

     - delay the development and implementation of combined customer, marketing and operating strategies; and

     - inhibit our and Island's ability to address in a timely manner heightened levels of industry competition, particularly those resulting from Nasdaq's anticipated introduction of SuperMontage in the second half of 2002.

In addition, uncertainty regarding the timing of the merger could result in customer attrition, hinder our ability to attract and retain employees and complicate our relationships with suppliers. Significant delays could have a material adverse effect on our operating results.

THE MERGER MAY RESULT IN ADDITIONAL REGULATORY BURDENS

     We are registered with the SEC as a broker-dealer, and we are also subject to regulation by the SEC as an ECN and as an ATS. Neither we nor Island is currently required to register as a national securities exchange under applicable U.S. securities laws. However, it is possible that the combined entity's future share of the average daily trading volume in specified securities or classes of securities could result in an SEC determination that exchange registration is necessary.

     Island initiated with the SEC staff the preparation of an application for registration as a national securities exchange on June 28, 1999. Under the merger agreement, Island is permitted to pursue this application but may not allow it to become effective without our prior consent.

     If the SEC were to require us or any of our subsidiaries, including Island after the merger, to register as a national securities exchange, or if we or any subsidiary were to voluntarily register as a national securities exchange, then we could become subject to substantial additional regulation, which might reduce our operational flexibility. Among other consequences, we might be required to comply with fair representation or ownership requirements. These requirements could adversely affect our operations and could also result in material limitations or restrictions on Reuters equity interest in us or Reuters ability to exercise its voting and other governance rights in the manner contemplated by the corporate agreement between us and Reuters (both in its current form and in the form to take effect upon completion of the merger).

     The amended and restated corporate agreement with Reuters provides that if the SEC seeks to require the combined entity to register as a national securities exchange, we will take all commercially reasonable actions to mitigate the effect on Reuters rights, including implementing changes in our corporate structure and operations as appropriate, although we would not be required to take any action that would materially adversely affect any material part of our business or our consolidated financial condition or results of operations. The amended and restated corporate agreement also provides that neither we nor any of our subsidiaries may voluntarily register as a national securities exchange without the prior written consent of Reuters. It is possible that Reuters could withhold this consent even if our management determines that registration as a national securities exchange would be beneficial to us.

ISLAND'S BUSINESS MAY BE AFFECTED BY FUTURE SEC ACTIONS

     Island is subject to regulation by the SEC as a broker-dealer, as an ATS and as an ECN. As a result, SEC rulings or interpretations could have an impact on Island's business, including Island's market data revenues or its pricing policies. For example, Island has earned market data revenues by participating in market data revenue sharing programs provided by Nasdaq and the Cincinnati Stock Exchange. Market data revenues consist of a portion of the fees that exchanges and Nasdaq receive for selling quotation and transaction data to independent market data providers and market participants such as broker-dealers. On July 3, 2002, the SEC announced that it had abrogated proposals that were submitted by several markets, including Nasdaq and the Cincinnati Stock Exchange, to continue some market data sharing programs offered by these markets. As a result, Nasdaq and the Cincinnati Stock Exchange discontinued the revenue sharing programs from which Island has earned most of its market data revenues. Market data revenues represented approximately 5% and 14% of Island's total revenues for 2001 and the first three months of 2002, respectively. For the first three months of 2002, these revenues were offset in part by market data rebates that Island paid to some of its customers, which represented approximately 8% of Island's expenses for the period. Island did not pay market data rebates in 2001. Although Nasdaq and the Cincinnati Stock Exchange may resubmit their proposals for a more formal notice and comment process, we cannot assure you when the SEC would act on them, or whether they would approve them. As a result, we cannot assure you when or if Island will earn significant market data revenues in the future.

     In addition, SEC rulings or interpretations may impact Island's pricing policies with respect to some of its services and customers. For example, the SEC has, at times, approved rules or issued interpretations that directly govern how Island determines prices for certain types of customers and certain services. Such rules or interpretations could have a material, negative impact on Island's business. Recently, Island has had discussions with the SEC regarding the application of its fee schedules to different types of customers. We cannot assure you that Island's pricing policies will not be materially and negatively affected by SEC rulings or interpretations.

     Furthermore, SEC rulings or interpretations with respect to the structure of the overall equity securities markets may negatively impact Island's business. The SEC regularly considers a variety of rule or interpretation approaches, and is currently in discussions with Island, with respect to the structure of the equity securities markets, including reducing fragmentation, creating a national consolidated limit order book, and integrating ECNs and ATSs into the national market systems. We are unable to predict the outcome of these discussions, but future SEC rules or interpretations regarding these issues could reduce Island's volumes and, as a result, could have a material and negative impact on Island's business. In particular, Island might be required to comply with the rules of the Intermarket Trading System, including the trade-through rule. The trade-through rule prohibits a market participant from trading at a price that is inferior to a price displayed in another market. Island's trading activity in Nasdaq-quoted securities and exchange-listed securities is currently not subject to this rule. The application of a trade-through rule to Island may significantly reduce the execution speed of its marketplace and may also force Island to change its technology materially.

     We and Island continue to monitor and evaluate developments in these areas.

IN CONNECTION WITH THE MERGER, WE HAVE ENTERED INTO ARRANGEMENTS THAT WILL INCREASE THE RIGHTS OF SOME STOCKHOLDERS

     Current Island stockholders associated with TA Associates, Bain Capital and Silver Lake Partners will have the right to nominate a total of three additional members to our board of directors as long as they each own 8,000,000 shares of our common stock that are issued as merger consideration. If the size of our board of directors is increased beyond 13, then in most instances these stockholders would have the right to appoint additional directors. The right of these stockholders to nominate directors is based on the number of shares of our common stock issued in the merger that they continue to own in the future and not the percentage of our outstanding common stock represented by those shares. If we issue a significant number of additional shares in the future, then these Island stockholders may retain the right to nominate directors to our board in a manner disproportionate to their overall ownership of our outstanding common stock.

     Under the amended and restated corporate agreement with Reuters, we have agreed not to take any action voluntarily that would reduce Reuters ownership of our then-outstanding voting stock to less than 51% of our capital stock or then-outstanding voting stock without Reuters consent.

     Our amended and restated certificate of incorporation will contain provisions confirming the right of some of the current Island stockholders -- those that will have the right to nominate directors to our board -- to engage in activities that compete with us and relating to the allocation of business opportunities between those stockholders and us. The resulting situation may be more advantageous to those stockholders than Delaware corporate law would otherwise provide.

FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     If we complete the merger, we will issue shares of our common stock to Island's stockholders in connection with the merger. In addition, options and warrants to purchase Island common stock will convert into options and warrants to purchase shares of our common stock. The number of shares of our common stock that will be issued to Island's stockholders will depend on our share price and any exercise of Island options and warrants prior to the closing, among other factors. We estimate that former holders of Island common shares, options and warrants will become holders of our common stock, options and warrants representing, or having the right to acquire, approximately 25% of our common stock on a fully diluted basis after the merger. Assuming a closing date of July 18, 2002, an average trading price of $6.35 per share for our common stock (the closing price on July 18, 2002), which is then adjusted for an anticipated $1.00 per share cash dividend, and other factors described in the merger agreement, we would issue approximately 78.5 million shares of our common stock to Island's current stockholders and issue options and warrants to purchase approximately
7.7 million additional shares of our common stock in exchange for Island options and warrants. Many of these shares may be sold without restriction following the merger.

     In addition, we have agreed to provide some of Island's current securityholders with registration rights that would facilitate their future sale of shares of our common stock that they receive in the merger. We would also include shares that would be issuable pursuant to existing Island options in a new registration statement on Form S-8 under the Securities Act. Furthermore, we may increase the size of our option plan and include additional shares in the Form S-8 filed with respect to our option plan.

     Sales of substantial amounts of our shares in the public market could adversely affect the market price for those shares. A decline in the market price of our shares could adversely affect our access to the equity capital markets. In addition, any issuance of shares by us could dilute our earnings per share.

WE MAY NOT BE ABLE TO PAY THE ANTICIPATED DIVIDEND

     In connection with the merger, we expect to pay a dividend of $1.00 per share to holders of shares of our common stock prior to the merger, and we expect to have the cash reserves to do so. Nevertheless, we cannot assure you that we will be able to pay this dividend in full, or at all. We finance our business through cash generated by operating activities. If cash or capital resources are insufficient to pay the dividend in addition to our working capital and capital expenditure requirements, we may need to raise additional funds, which we may seek from commercial banks or from Reuters. Although Reuters has indicated it may make additional financing available to us in the short term, this financing may not be in an amount sufficient to pay the entire anticipated dividend. We may not be able to obtain sufficient additional financing if needed on terms favorable to us.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered by this prospectus. In connection with our acquisition of ProTrader, however, the selling stockholders' shares were placed in an escrow account that may be used to fund certain obligations of the selling stockholders to us under the acquisition agreement. The proceeds from the offering may be used to replace the shares as collateral in this escrow account. See "Selling Stockholders."

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus, including in the sections entitled "Risk Factors" and "Instinet Group Incorporated -- Recent Developments," and in the documents incorporated by reference in this prospectus, including in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition and regulation. Forward-looking statements include all statements that are not historical facts. You can identify these statements by the use of forward-looking terminology, such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "may" or "might" or other similar expressions.

     Forward-looking statements involve significant risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, in addition to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus, could cause our results to differ materially from those expressed or suggested in forward-looking statements. In addition, the risk factors included in this prospectus may be amended, superseded or supplemented by risk factor disclosure in any related prospectus supplement or in our future filings with the SEC that are incorporated by reference in this prospectus.

                              SELLING STOCKHOLDERS

     We originally issued the shares of common stock that may be sold pursuant to this prospectus in private placements in October 2001 and January 2002 to the former principal stockholders of ProTrader, in connection with our acquisition of ProTrader. The selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of their shares of common stock.

     The table below sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder that may be offered under this prospectus and the percentage of shares beneficially owned. We have prepared the table based on information provided to us by or on behalf of the selling stockholders on or prior to July 23, 2002.

     Because the selling stockholders may offer all, some or none of their shares from time to time, we cannot estimate the amount of the common stock that will be held by the selling stockholders upon the termination of any particular offering. For information on the procedure for sales by selling stockholders, see "Plan of Distribution" below. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the date on which they provided the information set forth below. Information about the selling stockholders may change over time. Any changed information will be set forth either in post-effective amendments, if we are making additions to the selling stockholder table, or in prospectus supplements, if we are making changes to the selling stockholder table.

                                                     NUMBER OF SHARES      PERCENTAGE OF SHARES
NAME                                               BENEFICIALLY OWNED(1)      OUTSTANDING(2)
----                                               ---------------------   --------------------
John D. Bunda....................................           19,907                  *
David R. Burch...................................          783,284                  *
Laura D. Horne(3)................................           19,907                  *
David G. Jamail..................................        1,827,661                  *
John A. McEntire, IV.............................          387,631                  *
Overunder, LLC...................................        1,827,661                  *
Currin J. Van Eman...............................           19,907                  *
Shayne L. Young..................................          131,100                  *

---------------

 *  Less than one percent.

(1) Calculated based on Rule 13d-3(d)(i) under the Exchange Act.

(2) Calculated using 248,738,970 shares of common stock outstanding as of July 18, 2002.

(3) Ms. Horne also beneficially owns an additional 2,750 shares that are not covered by this prospectus. Together with the shares that are covered by this prospectus, Ms. Horne currently owns less than one percent of our outstanding shares. Assuming Ms. Horne sold all of her shares that are covered by this prospectus, she would own less than one percent of our outstanding shares.

     Unless set forth in this prospectus, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock (calculated as set forth in the table above).

     John A. McEntire, IV serves as Senior Vice President of Business Development of Instinet. In addition, Laura D. Horne and Shayne L. Young continue to be employees of ProTrader. Most of the selling stockholders were employees of ProTrader before we acquired it. In addition, the selling stockholders may have had other relationships with ProTrader before we acquired it.

     We have entered into a number of agreements with the selling stockholders listed in the table above. We have entered into an agreement with certain of the selling stockholders and certain of their affiliates that requires certain minimum trading levels on our system. In addition, a subsidiary of ProTrader has granted non-exclusive licenses to those stockholders and affiliates with respect to some of our technology, and ProTrader has entered into an agreement with those stockholders regarding the development of trading technology.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders to permit secondary trading of their shares. We will not receive any of the proceeds from the offering of the common stock by the selling stockholders. In connection with our acquisition of ProTrader, however, the selling shareholders' shares were placed in an escrow account that may be used to fund certain obligations of the selling shareholders to us under the acquisition agreement. The proceeds from the offering may be used to replace the shares as collateral in this escrow account.

     Any of the selling stockholders, including their transferees, pledgees or donees or their successors, may sell some or all of their shares of common stock from time to time to purchasers directly or through underwriters, broker-dealers or agents. If a selling stockholder sells shares through underwriters, broker-dealers or agents, that selling stockholder will be responsible for the underwriters', broker-dealers' or agents' commissions, discounts or concessions. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the distribution of the selling stockholders' shares.

     The selling stockholders and any broker-dealers or agents that participate in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profit on the selling stockholders' sale of their shares and any commissions, discounts or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     The shares of common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale, or negotiated prices. These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including Nasdaq;

     - in the over-the-counter market;

     - in transactions other than on such exchanges or services or in the over-the-counter market;

     - through the writing of options or other derivative contracts; or

     - by a distribution by a selling stockholder to its or its affiliates' beneficial owners.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the shares, the selling stockholders may enter into certain transactions with broker-dealers. After the date of effectiveness of this registration statement, these broker-dealers may in turn engage in short sales of the common stock in the course of these transactions. After the date of effectiveness of this registration statement, the selling stockholders may also sell the common stock short and deliver shares of common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

     The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them hereby will be the purchase price of the shares less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents.

     In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

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

     The selling stockholders and any other person participating in the distribution of the shares will be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules may limit the timing of purchases and sales of any of the shares by the selling stockholder and any such other person. In particular, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities, or the covering of any short positions, with respect to the common stock from purchasing the debentures or the underlying common stock for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the common stock. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     We cannot assure you that any selling stockholder will sell any or all of his or her shares of common stock pursuant to this prospectus. Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     To the extent required, the common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any underwriter, dealer or agent and any applicable commissions, discounts or concessions with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of the selling stockholders, which is filed as an exhibit to the registration statement of which this prospectus is a part. This agreement provides for cross-indemnification of the selling stockholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than fees, commissions, discounts and concessions of underwriters, broker-dealers and agents) in connection with the registration and sale of the shares of common stock covered by this prospectus. We estimate that these expenses, excluding any fees, commissions, discounts and concessions of underwriters, broker-dealers and agents, will be approximately $576,657.

     We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part continuously effective under the Securities Act until the earlier of:

     - 90 days after the registration statement is declared effective by the SEC; or

     - the date as of which all the shares of common stock covered by this prospectus have been sold pursuant to the registration statement of which this prospectus is a part.

     We will be permitted to suspend the use of this prospectus under certain circumstances if we determine in good faith that the use of this prospectus would require us to disclose previously undisclosed material information that we have a bona fide business purpose for not disclosing. In this case, we may prohibit offers and sales of the common stock pursuant to this prospectus. If we suspend the use of this prospectus in this way, the period of time for which we will keep this registration statement effective will be extended by the same number of days as the days we suspended its use.

     If the selling stockholders do not sell all of their shares during the period of effectiveness of this registration statement, the registration rights agreement provides that they may demand registration of their remaining shares on one additional occasion, unless this registration statement is effective for at least 180 days (excluding any days in which the use of the prospectus included in the registration statement is suspended). The selling stockholders will also have the right to include their shares in future registration statements relating to our securities, as well as other related rights. We are currently discussing with the selling stockholders the possibility that we might modify these registration rights if we complete our announced merger with Island.

     Our common stock is quoted on Nasdaq under the symbol "INET".

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

    IMPACT OF THE PROPOSED MERGER WITH ISLAND ON THE RIGHTS OF STOCKHOLDERS

     The following is a summary of the material changes in the rights of capital shareholders that would occur as a result of our proposed merger with Island.

                    AMENDED AND RESTATED CORPORATE AGREEMENT

     We and Reuters have entered into an amended and restated corporate agreement that will become effective, and will replace the existing corporate agreement, at the effective time of the merger. A description of the existing corporate agreement, which remains in effect while the merger is pending and will remain in effect if the merger is not completed, is included in our proxy materials on Schedule 14A for our 2002 annual stockholders meeting, dated April 17, 2002, which is incorporated by reference in this prospectus. We summarize the principal changes from the existing corporate agreement below.

     So long as Reuters beneficially owns at least 8,000,000 shares of our common stock, but less than 10% of our then-outstanding voting stock, Reuters will have the right to nominate one director to our board of directors.

     Additionally, so long as Reuters beneficially owns at least 8,000,000 shares and 10% or more but less than a majority of our then-outstanding voting stock, Reuters will have the right to nominate a number of directors approximately equal to its percentage ownership multiplied by the total number of members of our board of directors. However, while Reuters beneficially owns at least 8,000,000 shares and 10% or more but less than a majority of our then-outstanding voting stock, Reuters may nominate at least one director but not 50% or more of the directors of our board.

     As of the date on which Reuters ceases to beneficially own at least 8,000,000 shares of Instinet's then-outstanding voting stock, Reuters will not have the right to nominate any directors, except that if we grant any third party the right to nominate directors based on an ownership threshold less than 10%, then Reuters will have director nomination rights that correspond with that threshold.

     At any time when Reuters beneficially owns at least 8,000,000 shares (or, if applicable, the lower threshold as applied to third parties) but less than a majority of our then-outstanding voting stock, and Reuters has not nominated the full number of directors to which it is entitled, at the request of Reuters, we will use commercially reasonable efforts to solicit stockholder approval to increase the number of authorized directors permitted under the certificate of incorporation and bylaws to allow Reuters to nominate the full number of directors to which it is entitled. So long as Reuters beneficially owns a majority of our then-outstanding voting stock, Reuters will have the right to nominate as many directors as it chooses, subject to our certificate of incorporation and bylaws, the Island stockholders agreement and applicable law. These director nomination rights are transferable to a transferee of Reuters, subject to some restrictions.

     In addition, subject to applicable legal and regulatory requirements, Reuters will continue to have board committee representation rights based upon its percentage ownership of our outstanding common stock.

     We have agreed not to take any action voluntarily that would reduce or could reasonably be expected to reduce Reuters ownership of our outstanding voting stock to less than 51% of our capital stock or our then-outstanding voting stock or that would further dilute Reuters ownership during a period immediately following a decrease in Reuters ownership below 51% of our then-outstanding voting stock, without Reuters consent. If we become aware of any event that has caused Reuters to own less than 51% of our capital stock or our then-outstanding voting stock, or that could reasonably be expected to cause a reduction in Reuters ownership of our common stock to less than 53% of our capital stock or our then-outstanding voting stock, we will be required to notify Reuters and to disclose publicly all material information about any such event as soon as practicable to allow Reuters to acquire additional shares of our stock in the public markets, subject to our limited right to temporarily defer such disclosure if it would be materially detrimental to us.

     So long as Reuters beneficially owns more than 30% of our then-outstanding voting stock, we have agreed not to seek to become registered as a national securities exchange without Reuters prior consent if registration would materially affect Reuters ability to exercise its voting and other rights related to its ownership of our common stock. If the SEC seeks to require us to register as a national securities exchange, we have agreed to take all commercially reasonable actions to mitigate the effect on Reuters rights, including implementing changes in our corporate structure and operations as appropriate, although we would not be required to take any action that would materially adversely affect any material part of our business or our consolidated financial condition or results of operations.

     The amended and restated corporate agreement continues to include provisions relating to Reuters registration rights. If we enter into a new registration rights agreement with Reuters, the principal Island stockholders described under "Island Stockholders Agreement" below and other Island stockholders, effective as of or following the merger, Reuters registration rights under the amended and restated corporate agreement will be suspended so long as the new registration rights agreement is in effect.

                         ISLAND STOCKHOLDERS AGREEMENT

     In connection with the merger, we, Reuters, the Island stockholders associated with TA Associates, Bain Capital and Silver Lake Partners and Mr. Nicoll entered into a stockholders agreement, which will become effective upon the closing of the merger. We sometimes refer to the Island stockholders associated with TA Associates, Bain Capital and Silver Lake Partners as the principal Island stockholders. This agreement provides for governance rights for the principal Island stockholders following the closing of the merger, transfer restrictions relating to the shares of our common stock held by the principal Island stockholders and Mr. Nicoll and related matters, as summarized below. This agreement will terminate on the tenth anniversary of the effective time of the merger.

CORPORATE GOVERNANCE AND VOTING

     Each group of the principal Island stockholders will have the right to nominate one director to our board of directors so long as it owns at least 8,000,000 shares of our common stock that were issued as merger consideration and so long as it is a party to the Island stockholders agreement. The principal Island stockholders will also be entitled to nominate additional directors in most instances when the total number of directors on our board is increased beyond 13. A director nominated by a principal Island stockholder may not hold a position at any entity that the nominating committee of our board of directors reasonably determines to be a competitor of ours. If a principal Island stockholder ceases to own 8,000,000 shares of our common stock that are subject to the Island stockholders agreement, then the director on our board of directors nominated by such principal Island stockholder shall be required to tender his or her resignation.

     As long as at least two principal Island stockholders have the right to designate a director, each committee of our board of directors will, subject to applicable legal and regulatory requirements, include at least one of the directors nominated by the principal Island stockholders. In addition, a new committee consisting solely of one director designated by the principal Island stockholders, one director nominated by Reuters and the chief executive officer will be established to determine the process by which we will approve transactions and relationships entered into between us, on the one hand, and Reuters, on the other hand.

     Reuters and the principal Island stockholders have agreed to vote in favor of the election of, and, in the case of the individuals described in the second and third bullet points below, Reuters has agreed not to vote in favor of the removal (except for cause) of, the following individuals as directors of our board:

     - each other's director nominees;

     - until the earliest of (i) the third anniversary of the merger, (ii) the date on which Reuters ceases to own 35% of our then-outstanding voting stock and (iii) the first date on which less than two of the principal Island stockholders are entitled to nominate a director, three individuals nominated in accordance with the terms of the Island stockholders agreement who qualify as independent directors under Nasdaq rules; and

     - until the earlier of the date on which Reuters ceases to own 35% of our then-outstanding voting stock and the first date on which less than two of the principal Island stockholders are entitled to nominate a director, our chief executive officer.
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

     Reuters and the principal Island stockholders have also agreed that, so long as Reuters owns a majority of our then-outstanding voting stock and at least two of the three principal Island stockholders are entitled to nominate directors, they will vote in favor of any issuance of our equity securities that has been approved by a majority of our directors, except that Reuters will not be obligated to vote for any equity issuance that would cause it to own less than 51% of our then-outstanding voting stock, or less than 51% of our capital stock.

     Except for sales made in the public markets or pursuant to the exercise of its registration rights, Reuters may not sell shares of our common stock representing 10% or more of our then-outstanding voting stock to a transferee unless that transferee agrees to comply with Reuters voting obligations under the Island stockholders agreement.

TRANSFER RESTRICTIONS

     With some limited exceptions, no party to the Island stockholders agreement will be permitted to transfer shares of our common stock received as merger consideration prior to the earlier of the first anniversary of the merger and the date on which Mr. Nicoll is terminated as our chief executive officer, unless he is terminated for cause or with the consent of at least two of the principal Island stockholders. After this initial lock-up period and until the third anniversary of the merger, the principal Island stockholders have agreed that their sales of our common stock will be subject to volume restrictions applied to them as a group, except with respect to sales in connection with underwritten public offerings.

     As described below under "Datek Stockholders Agreement," in connection with its pending merger with Ameritrade Holding Corporation, Datek currently intends to distribute its shares of Island common stock to its stockholders shortly before the closing of that merger. (If our merger with Island occurs first, Datek would distribute the shares of our common stock that it receives in our merger.) Prior to that distribution, Datek may issue shares of its capital stock to its stockholders representing only the right to receive a number of shares of Island common stock (or shares of our common stock) held by Datek in exchange for those shares. Under the Island stockholders agreement, any such shares that may be issued by Datek and held by the Island stockholders that are party to the Island stockholders agreement will be subject to the same restrictions on transfer as their shares of our common stock.

REUTERS STANDSTILL OBLIGATIONS

     Under the Island stockholders agreement, Reuters has agreed to certain restrictions that we refer to as standstill restrictions. Until the earlier of the third anniversary of the merger and the date on which less than two of the principal Island stockholders are entitled to nominate directors, Reuters will not acquire more shares of our common stock other than in privately negotiated transactions (provided that a specified number of shares of our common stock remain in the public markets) and other specified situations, except to maintain its ownership level at the effective time of the merger. Reuters has agreed that, while the standstill restrictions are in effect, it will not engage in a going-private transaction with us except on a confidential basis. We have agreed with Reuters that if we hold discussions with any third party relating to an acquisition of our company, we will participate in parallel discussions with Reuters and will otherwise treat Reuters on a comparable basis with any third party with whom we are discussing an acquisition transaction. The standstill restrictions will no longer apply to Reuters 90 days after the first date on which Reuters ceases to own 35% or more of our then-outstanding voting stock.

     Except for sales made in the public markets or pursuant to the exercise of its registration rights, so long as Reuters owns at least 20% of our then-outstanding voting stock, it may not sell shares of our common stock to a transferee who would, after such sale, own 35% or more of our then-outstanding voting stock unless that transferee agrees to comply with Reuters standstill obligations under the Island stockholders agreement, subject to certain adjustments depending on the ownership level of the transferee.

RELATED PARTY TRANSACTIONS

     The Island stockholders agreement provides that, so long as Reuters owns a majority of our then-outstanding voting stock or directors affiliated with Reuters constitute a majority of our board of directors and
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

at least two Island stockholders are entitled to nominate directors, our board of directors will maintain a committee consisting of one director nominated by the Island stockholders, one director nominated by Reuters and our chief executive officer that will determine the process by which transactions between Reuters and us are reviewed and approved. Some types of transactions involving Reuters and us will require the vote of a majority of our directors that qualify as independent directors under the Nasdaq rules and the directors nominated by the principal Island stockholders, voting together.

                          DATEK STOCKHOLDERS AGREEMENT

     In connection with the merger, we, Reuters and Datek Online Holdings Corp. entered into a stockholders agreement, which will become operative only upon the effectiveness of the merger. Datek, whose principal stockholders include affiliates of the principal Island stockholders, owns approximately 85% of the Class L common stock of Island and less than 1% of the Class A common stock of Island. Datek currently intends to distribute these shares to its stockholders shortly before the closing of the Datek's pending merger with Ameritrade Holding Corporation, which is expected to occur prior to our merger with Island. If Datek distributes its shares of Island common stock to its stockholders prior to the effectiveness of our merger with Island, Datek will not be subject to any of the obligations described below. However, if Datek continues to hold shares of Island common stock at the time of our merger with Island, Datek will be bound by the Datek stockholders agreement so long as Datek holds those shares. The Datek stockholders agreement provides for transfer restrictions relating to our shares of common stock held by Datek, voting agreements by Datek and related matters, as summarized below. The Datek stockholders agreement will terminate on the tenth anniversary of the merger.

TRANSFER RESTRICTIONS

     Datek has agreed not to transfer shares of our common stock that it receives as merger consideration prior to the earlier of the first anniversary of the merger and the date on which Mr. Nicoll is terminated as our chief executive officer, unless he is terminated for cause or with the consent of at least two principal Island stockholders, except:

     - in connection with a distribution of the shares of our common stock to Datek's securityholders in which the principal Island stockholders receive at least their pro rata portion of our shares of common stock, based on their holdings in Datek on June 9, 2002 (the date of the merger agreement), and the other shares of our common stock are widely distributed; or

     - in connection with a distribution of shares of our common stock to securityholders that does not fit the description in the preceding bullet point, provided that any transferee of capital stock of Datek from the principal Island stockholders prior to such distribution has agreed to be bound by the Datek stockholders agreement.

     Following the initial period described above and until the second anniversary of the merger, Datek has agreed not to transfer shares of our common stock subject to the Island stockholders agreement except in underwritten public offerings or in other limited circumstances, including as described in the two preceding bullet points. Following the second anniversary of the merger, Datek may transfer shares of our common stock without restriction.

VOTING

     Datek has agreed, until the second anniversary of the merger and thereafter so long as the principal Island stockholders control Datek (or Datek is otherwise obligated to vote its shares of our common stock for the election of the directors of our board nominated by the principal Island stockholders under the Island stockholders agreement) and at least two of the principal Island stockholders are each entitled to nominate directors under the Island stockholders agreement, to vote its shares of our stock in favor of the election as directors of the individuals nominated by Reuters under the terms of the amended and restated corporate agreement. Except for sales made in the public markets or pursuant to the exercise of its registration rights,

Datek may not sell shares of our common stock representing 10% or more of our then-outstanding voting stock to a transferee unless that transferee agrees to comply with Datek's voting obligations under the Datek stockholders agreement.

                         REGISTRATION RIGHTS AGREEMENT

     We, Reuters, the principal Island stockholders and other significant Island stockholders, including Finanzas B.V., have agreed to take action to cause a registration rights agreement upon the terms contemplated by the merger agreement to be entered into among those parties, Mr. Nicoll and some of our other stockholders. We have agreed to take action to cause this registration rights agreement to be entered into as of the effective time of the merger or, with the principal Island stockholders' consent, as promptly as practicable after that time and, in any event, no later than the expiration of our current registration rights agreement with the former stockholders of ProTrader Group, L.P. (which will expire no later than October 1, 2003). Reuters existing registration rights contained in the amended and restated corporate agreement will be suspended, and replaced with the rights under the registration rights agreement contemplated by the merger agreement, so long as the registration rights agreement is in effect.

     The merger agreement contemplates that the registration rights agreement would provide that various groups of our stockholders would have the right for a period of six years to demand that we register for resale some of their shares of common stock (which, for Reuters, would be all of our shares that it holds, and for groups of stockholders other than Reuters, would be the shares they receive in the merger or in other acquisition transactions), subject to various limitations. The registration rights agreement would provide that the principal Island stockholders would receive six such demand rights, the former ProTrader stockholders, if party to the agreement, would receive one demand right (unless this registration statement is effective for at least 180 days) and Reuters would have unlimited demand rights. In addition, if Datek is issued shares of our common stock in the merger, the parties will negotiate in good faith to make appropriate adjustments to the terms of the registration rights agreement to take into account the addition of Datek as a party to the registration rights agreement.

     The registration rights agreement also would provide that, for a period of six years, all of the parties to the registration rights agreement will have "piggyback" registration rights with respect to any registered offering by us or other stockholders. As a result, if we proposed to register under the Securities Act any of our shares of common stock for sale to the public, we would be obligated to give the stockholder parties to the registration rights agreement the right to include shares of our common stock in the offering. However, if the underwriters limited the number of shares that could be included in any underwritten offering initiated by us, the shares to be offered by us would be included prior to shares being offered by the stockholders.

           AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION AND BYLAWS

GENERAL

     The merger agreement requires us to amend our certificate of incorporation and bylaws immediately following the effective time of the merger, as described below. These amendments will only become effective if the merger is completed. We summarize the principal changes from our existing certificate of incorporation and bylaws below.

TRIGGER DATE

     As a result of the merger, the percentage of our outstanding common stock beneficially owned by Reuters will decrease from approximately 83% to approximately 62% on a fully diluted basis. Certain provisions of our current certificate of incorporation and bylaws become effective only after the date that Reuters, or any transferee from Reuters of a majority of our then-outstanding common stock, ceases to beneficially own a majority of our then-outstanding common stock. This date is referred to as the "trigger date."

     The percentage of our outstanding common stock owned by Reuters will be significantly reduced as a result of the merger and, as a result, Reuters interest in us could be diluted below a majority as a result of option or warrant exercises or similar events beyond its control. As a condition to Reuters willingness to approve the merger, Reuters requested that our certificate of incorporation be amended to provide that, for a period following any such dilution, Reuters will have an opportunity to purchase additional shares of our common stock in the public markets or from third parties before the provisions of the certificate of incorporation that currently take effect upon Reuters no longer owning a majority of our common stock become effective. Accordingly, our amended and restated certificate of incorporation will provide that the term "trigger date" will mean the earlier of:

          (1)  the 21st day following the latest to occur of:

        - the dilution date -- the date on which Reuters or a transferee from Reuters of a majority of our then-outstanding common stock, referred to as a majority transferee, shall cease to beneficially own at least 51% of the then-outstanding shares of our common stock;

        - the date on which written notice of the dilution date and of the events giving rise thereto has been delivered to Reuters or a majority transferee by us pursuant to the amended and restated corporate agreement; and

        - the first date on or following the dilution date on which Reuters or a majority transferee is, in its reasonable opinion, not prevented under any applicable securities laws from purchasing our common shares in a transaction effected on an exchange, in the over-the-counter market, on an alternative trading system or directly with a market maker; and

          (2) The date following a dilution date on which Reuters or a majority transferee gives notice to us under the amended and restated corporate agreement that it does not intend to maintain, or if necessary increase, its ownership of our common shares so that it will beneficially own at least a majority of the then-outstanding shares of our common shares.

     However, no date determined pursuant to clause (1) shall be a trigger date unless, on that date, Reuters or a majority transferee beneficially owns less than a majority, and at all times since the relevant dilution Reuters or such majority transferee beneficially owned less than 51%, of our then-outstanding common shares.

CHIEF EXECUTIVE OFFICER

     Our bylaws currently provide that the chairman of the board, the vice-chairman of the board or the president shall be the chief executive officer. The amended and restated bylaws will establish a separate position for the chief executive officer, who need not be the chairman of the board, the vice-chairman or the president.

OTHER CERTIFICATE OF INCORPORATION AND BYLAWS PROVISIONS

     Our amended and restated certificate of incorporation and bylaws will also provide the following:

     - Number of Directors -- Prior to the trigger date, the board of directors must consist of at least six directors, but there will be no maximum number of directors. Following the trigger date, the board of directors may consist of no more than 20 and no less than six directors.

     - Election and Removal of Directors -- Prior to the trigger date, directors may be removed by holders of at least a majority of our outstanding common stock with or without cause, except as provided in the corporate agreement or the Island stockholders agreement. Thereafter, directors may be removed only for cause.

     - Board Vacancies -- Both our shareholders and our board of directors may elect directors to fill newly created directorships and vacancies on the board.

     - Stockholder Meetings -- In addition to the existing provisions for the calling of special meetings of stockholders, our chief executive officer may call special meetings of stockholders.
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

     - Advance Notification -- The advance notice procedures with respect to stockholder proposals and the nomination of candidates for election of directors will not apply to Reuters or its majority transferee until the trigger date. On or after the trigger date, the advance notice and nomination procedures will not apply to Reuters or its majority transferee with respect to the nomination or removal of directors by Reuters or its majority transferee.

     - Amendment -- After the trigger date, amendment of some provisions of our certificate of incorporation or any provision of our bylaws will require approval by holders of two-thirds of our then-outstanding common stock.

  CORPORATE OPPORTUNITY

     In recognition that the principal Island stockholders -- who will have the right to nominate directors of our board pursuant to the Island stockholders agreement -- may engage in the same or similar activities or lines of business as us and may have an interest in the same or similar areas of corporate opportunities, our amended and restated certificate of incorporation will provide:

     - that the principal Island stockholders have the right to engage in the same or similar activities or lines of business as us;

     - that to the fullest extent provided by law, none of the principal Island stockholders nor any of their officers, directors or employees will be deemed to have breached any fiduciary duty solely from engaging in the above opportunities; and

     - that no principal Island stockholder will be deemed to have breached any fiduciary duty as our stockholder if the stockholder pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person, or fails to communicate an opportunity to us.

     Our amended and restated certificate of incorporation will establish the following policy with respect to allocation of potential corporate opportunities of which any director, officer or employee of ours or our subsidiaries who is also a director, general partner, managing member, officer or employee of any of the principal Island stockholders or their affiliates acquire knowledge:

     - a corporate opportunity offered to any person who is an officer or employee (whether or not a director) of ours and who is also a director, but not a general partner, managing member, officer or employee of any principal Island stockholder, will belong to us, unless the opportunity is expressly offered to that person in his or her capacity as a director of the principal Island stockholder, in which case it will belong to the stockholder;

     - a corporate opportunity offered to any person who is a director but not an officer or employee of ours and who is also a general partner, managing director, officer or employee (whether or not a director) of a principal Island stockholder shall belong to the stockholder, unless such opportunity is expressly offered to such person in his or her capacity as our director, in which case such opportunity shall belong to us;

     - a corporate opportunity offered to any other person who is a director of both ours and any principal Island stockholder but not a general partner, managing member, officer or employee of either and (a) that is expressly offered to that person in his or her capacity as a director of ours, will belong to us and (b) that is expressly offered to that person in his or her capacity as a director of a principal Island stockholder, will belong to the stockholder; and

     - otherwise, the opportunity will belong to the stockholder.

     In the event that one of our directors, officers or employees is also a director, general partner, managing member, officer or employee of a principal Island stockholder or its affiliates acquires knowledge of a potential corporate opportunity, and that person acts in a manner consistent with the foregoing procedures, then that officer, director or employee:

     - will be deemed to have fully satisfied the fiduciary duty which that person owes to us and our stockholders with respect to that corporate opportunity;

     - will not be deemed to have breached any fiduciary duty to us or our stockholders solely for the reason that the principal Island stockholder or its affiliates pursues or acquires the corporate opportunity for itself or directs the opportunity to another person or does not communicate such opportunity to us;

     - will be deemed to have acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests; and

     - will not be deemed to have breached the duty of loyalty to us or our stockholders.

     Currently, our certificate of incorporation contains similar provisions addressing corporate opportunities relating to Reuters and its affiliates. Under our amended and restated certificate of incorporation, the provisions addressing corporate opportunities that relate to Reuters and its affiliates will cease to be effective on the date on which Reuters ceases to beneficially own at least 20% of our then-outstanding common stock and when no person who is a director or officer of ours is also a director or officer of Reuters. Until that time, the affirmative vote of at least a majority of our outstanding common stock, which must include the shares beneficially owned by Reuters, will be required to amend or repeal the provisions in a manner adversely affecting Reuters interests. The provisions addressing corporate opportunities that relate to the principal Island stockholders and their affiliates will continue to be effective for so long as any person who is a director or officer of ours is also a director, managing member, general partner, officer or employee of the stockholder or any of its affiliates. Until that time, the affirmative vote of at least a majority of our outstanding common stock, which must include the shares beneficially owned by the stockholder, will be required to amend or repeal the provisions in a manner adversely effecting the stockholder's interests.

                                 LEGAL MATTERS

     The validity of the shares of our common stock being offered by the selling stockholders will be passed upon by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                [INSTINET LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the resale of the common stock being registered, other than underwriting discounts and commissions, if any, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee. The Registrant will bear all of these expenses except as otherwise indicated.

Securities and Exchange Commission registration fee.........  $  3,157
Legal fees and expenses.....................................   375,000
Accounting fees and expenses................................    65,000
Printing and engraving expenses.............................   125,000
Registrar and transfer agent's fee expenses.................     1,000
Miscellaneous expenses......................................     7,500
                                                              --------
Total.......................................................  $576,657
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents, employees and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant's certificate of incorporation provides that no director shall be personally liable to the Registrant or its stockholders for monetary damages for a breach of fiduciary duty as a director. The Registrant's bylaws further provide for indemnification of directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to modification by contract with individual directors and executive officers.

     Section 145 and the Registrant's bylaws empower the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against liabilities incurred in connection with their service in those positions. The Registrant currently maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and
(b) to the Registrant with respect to payments that may be made by the Registrant to those officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

     The Registration Rights Agreement provides for indemnification by the selling stockholders of the Registrant and its officers and directors, and by the Registrant of the selling stockholders, for certain liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  2.1      Contribution Agreement between Instinet Corporation and
           Instinet Group LLC, dated July 25, 2000 (Incorporated by
           reference to Exhibit 2.1 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.2      Asset Contribution Agreement between Instinet Corporation
           and Instinet Group LLC, dated July 31, 2000 (Incorporated by reference to Exhibit 2.2 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.3      Subscription Agreement between Reuters Holdings Switzerland
           SA and Instinet Group LLC, dated July 31, 2000 (Incorporated by reference to Exhibit 2.3 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.4      Contribution Agreement between Reuters C Corporation and
           Instinet Group LLC, dated September 29, 2000 (Incorporated by reference to Exhibit 2.4 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.5      Contribution Agreement between Reuters Holdings Switzerland
           SA and Instinet Group LLC, dated September 29, 2000
           (Incorporated by reference to Exhibit 2.5 to the
           Registrant's Form S-1 (Registration No. 333-55190))
  2.6      Contribution Agreement between Reuters Holdings Switzerland
           SA and Instinet Group LLC, dated September 29, 2000
           (Incorporated by reference to Exhibit 2.6 to the
           Registrant's Form S-1 (Registration No. 333-55190))
  2.7      Agreement and Plan of Merger, dated as of June 9, 2002,
           among Instinet Group Incorporated, Instinet Merger
           Corporation and Island Holding Company, Inc. (Incorporated
           by reference to Exhibit 2.1 to the Registrant's Form S-4
           (Registration No. 333-97071))
  2.8      Form of Proposed Amended and Restated Certificate of
           Incorporation of Instinet Group Incorporated (Incorporated
           by reference to Exhibit 3.1 to the Registrant's Form S-4
           (Registration No. 333-97071))
  2.9      Form of Proposed Amended and Restated Bylaws of Instinet
           Group Incorporated (Incorporated by reference to Exhibit 3.2 of the Registrant's Form S-4 (Registration No. 333-97071))
  4.1      Certificate of Incorporation of Instinet Group Incorporated
           (Incorporated by reference to Exhibit 4.2 to the
           Registrant's Form S-1 (Registration No. 333-55190))
  4.2      Bylaws of Instinet Group Incorporated (Incorporated by
           reference to Exhibit 3.2 to the Registrant's Quarterly
           Report filed on Form 10-Q (Commission File No. 000-32717)
           for the quarterly period ended June 30, 2001)
  4.3      Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Form S-1 (Registration
           No. 333-55190))
  4.4      Corporate Agreement between Instinet Group Incorporated and
           Reuters Limited, dated May 17, 2001 (Incorporated by
           reference to Exhibit 4.2 to the Registrant's Quarterly
           Report filed on Form 10-Q (Commission File No. 000-32717)
           for the period ended June 30, 2001)
  4.5      Rights Agreement between Instinet Group Incorporated and
           Mellon Investor Services LLC (Incorporated by reference to
           Exhibit 4.3 to the Registrant's Quarterly Report filed on
           Form 10-Q (Commission File No. 000-32717) for the quarterly period ended June 30, 2001)
  5.1**    Opinion of Cleary, Gottlieb, Steen & Hamilton (including
           Consent)
 10.1      Registration Rights Agreement between Instinet Group
           Incorporated and David G. Jamail, David R. Burch, Overunder,
           LLC, John A. McEntire, IV, John Bunda, Laura Horne, Currin
           Van Eman and Shayne Young, dated October 1, 2001
           (Incorporated by reference to Exhibit 10.39 to the
           Registrant's Annual Report on Form 10-K (Commission File No.
           000-32717) for the fiscal year ended December 31, 2001)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.1*     Consent of PricewaterhouseCoopers LLP
 23.2**    Consent of Cleary, Gottlieb, Steen & Hamilton (contained in the opinion filed as Exhibit 5.1 to this registration
           statement)
 24.1**    Powers of Attorney
 24.2*     Power of Attorney for Michael J. Clancy

---------------

 * Filed herewith.

** Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
        Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (d) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (e) That, for purposes of determining any liability under the Securities Act, each filing of each registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement II-5 shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2002.

                                          INSTINET GROUP INCORPORATED

                                          By:      /s/ PAUL A. MEROLLA
                                            ------------------------------------
                                                      Paul A. Merolla

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLES                      DATE
                    ---------                                      ------                      ----

                        *                                Acting President and Chief
 ------------------------------------------------       Executive Officer, and Chief
             Name: Mark D. Nienstedt                   Financial Officer and Director

                        *                             Senior Vice President and Chief
 ------------------------------------------------            Accounting Officer
             Name: Michael J. Clancy

                        *                            Director and Chairman of the Board
 ------------------------------------------------
           Name: Andre F.H. Villeneuve

                        *                                     Senior Director
 ------------------------------------------------
              Name: Thomas H. Glocer

                        *                                         Director
 ------------------------------------------------
               Name: John C. Bogle

                        *                                         Director
 ------------------------------------------------
              Name: David J. Grigson

                        *                                         Director
 ------------------------------------------------
                Name: Peter J. Job

                        *                                         Director
 ------------------------------------------------
                Name: John Kasich

                        *                                         Director
 ------------------------------------------------
               Name: Kay Koplovitz

                        *                                         Director
 ------------------------------------------------
                Name: Ian Strachan


 *By:              /s/ PAUL A. MEROLLA                                                    July 25, 2002
        ------------------------------------------
                     Paul A. Merolla
                     Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  2.1      Contribution Agreement between Instinet Corporation and
           Instinet Group LLC, dated July 25, 2000 (Incorporated by
           reference to Exhibit 2.1 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.2      Asset Contribution Agreement between Instinet Corporation
           and Instinet Group LLC, dated July 31, 2000 (Incorporated by reference to Exhibit 2.2 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.3      Subscription Agreement between Reuters Holdings Switzerland
           SA and Instinet Group LLC, dated July 31, 2000 (Incorporated by reference to Exhibit 2.3 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.4      Contribution Agreement between Reuters C Corporation and
           Instinet Group LLC, dated September 29, 2000 (Incorporated by reference to Exhibit 2.4 to the Registrant's Form S-1
           (Registration No. 333-55190))
  2.5      Contribution Agreement between Reuters Holdings Switzerland
           SA and Instinet Group LLC, dated September 29, 2000
           (Incorporated by reference to Exhibit 2.5 to the
           Registrant's Form S-1 (Registration No. 333-55190))
  2.6      Contribution Agreement between Reuters Holdings Switzerland
           SA and Instinet Group LLC, dated September 29, 2000
           (Incorporated by reference to Exhibit 2.6 to the
           Registrant's Form S-1 (Registration No. 333-55190))
  2.7      Agreement and Plan of Merger, dated as of June 9, 2002,
           among Instinet Group Incorporated, Instinet Merger
           Corporation and Island Holding Company, Inc. (Incorporated
           by reference to Exhibit 2.1 to the Registrant's Form S-4
           (Registration No. 333-97071))
  2.8      Form of Proposed Amended and Restated Certificate of
           Incorporation of Instinet Group Incorporated (Incorporated
           by reference to Exhibit 3.1 to the Registrant's Form S-4
           (Registration No. 333-97071))
  2.9      Form of Proposed Amended and Restated Bylaws of Instinet
           Group Incorporated (Incorporated by reference to Exhibit 3.2 of the Registrant's Form S-4 (Registration No. 333-97071))
  4.1      Certificate of Incorporation of Instinet Group Incorporated
           (Incorporated by reference to Exhibit 4.2 to the
           Registrant's Form S-1 (Registration No. 333-55190))
  4.2      Bylaws of Instinet Group Incorporated (Incorporated by
           reference to Exhibit 3.2 to the Registrant's Quarterly
           Report filed on Form 10-Q (Commission File No. 000-32717)
           for the quarterly period ended June 30, 2001)
  4.3      Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Form S-1 (Registration
           No. 333-55190))
  4.4      Corporate Agreement between Instinet Group Incorporated and
           Reuters Limited, dated May 17, 2001 (Incorporated by
           reference to Exhibit 4.2 to the Registrant's Quarterly
           Report filed on Form 10-Q (Commission File No. 000-32717)
           for the period ended June 30, 2001)
  4.5      Rights Agreement between Instinet Group Incorporated and
           Mellon Investor Services LLC (Incorporated by reference to
           Exhibit 4.3 to the Registrant's Quarterly Report filed on
           Form 10-Q (Commission File No. 000-32717) for the quarterly period ended June 30, 2001)
  5.1**    Opinion of Cleary, Gottlieb, Steen & Hamilton (including
           Consent)
 10.1      Registration Rights Agreement between Instinet Group
           Incorporated and David G. Jamail, David R. Burch, Overunder,
           LLC, John A. McEntire, IV, John Bunda, Laura Horne, Currin
           Van Eman and Shayne Young, dated October 1, 2001
           (Incorporated by reference to Exhibit 10.39 to the
           Registrant's Annual Report on Form 10-K (Commission File No.
           000-32717) for the fiscal year ended December 31, 2001)
 23.1*     Consent of PricewaterhouseCoopers LLP

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.2**    Consent of Cleary, Gottlieb, Steen & Hamilton (contained in the opinion filed as Exhibit 5.1 to this registration
           statement)
 24.1**    Powers of Attorney
 24.2*     Power of Attorney for Michael J. Clancy

---------------

 * Filed herewith.

** Previously filed.